[WEIL, GOTSHAL & MANGES LLP LETTERHEAD]

May 8, 2008

VIA EDGAR AND FEDEX

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jessica Plowgian

Re:	Getty Images, Inc.
Schedule 13E-3
File No. 005-53603
Schedule 14A
File No. 001-31516

Dear Ms. Plowgian,

On behalf of our client, Getty Images, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 25, 2008 (the “Comment Letter”) relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on March 27, 2008 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on March 27, 2008 (the “Proxy Statement”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Proxy Statement (the “Amended Proxy Statement”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable.

We represent the Company only. To the extent any response relates to information concerning any of Abe Investment, L.P., Abe Acquisition Corp., Abe GP LLC, Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman LLC, Getty Investments L.L.C., The October 1993 Trust, Cheyne Walk Trust, Ronald Family Trust B, Mark Getty or Jonathan Klein (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Schedule 13E-3

General

1.	We note that Abe GP LLC is the general partner of Abe Investment, L.P. We also note that Hellman & Friedman Capital Partners VI, L.P. is owned by Hellman & Friedman Investors VI, L.P., which is owned by Hellman & Friedman L.L.C. It appears these entities (and any other members or affiliates of Abe Investment, L.P. or Hellman & Friedman Capital Partners VI, L.P. not listed above) may be engaged in the going private transaction. In addition, we note that the rollover stockholders will, and certain executive officers and key employees of Getty Images may, become investors in Parent (page 68). Please include each person as a filing person on the Schedule 13E-3 or explain why each person should not be included. See Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: The Company takes note of the Staff’s comment and each of Abe GP LLC, Hellman & Friedman Investors VI, L.P., Hellman & Friedman LLC and each of the Rollover Stockholders who were not previously included as filing persons have been added as filing persons in the Amended Schedule 13E-3. The disclosure has also been revised to include the information required by Schedule 13E-3 and its instructions for each of Abe GP LLC, Hellman & Friedman Investors VI, L.P., Hellman & Friedman LLC and all of the Rollover Stockholders.

However, for the reasons described below, the Company respectfully submits that none of the executive officers of the Company who may acquire equity interests in Parent following the merger, other than Mr. Klein (the “Other Executive Officers”) should be included as filing persons in the Amended Schedule 13E-3. The Company has considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “CIRP”), which indicates that the additional disclosure obligations of Schedule 13E-3 are generally required where the sale of a business is being made, in substance and effect, to an affiliate of the issuer and when such affiliate of the issuer will be in control of the issuer’s business both before and after the consummation of the transaction. In the present case, the Other Executive Officers do not currently control the Company and will not control the surviving corporation following the merger.

None of the Other Executive Officers is on the Company’s board of directors or is otherwise in a control relationship with the Company. Moreover, none of the Other Executive Officers will serve on the board of directors of the surviving corporation or otherwise be in a control relationship with the surviving corporation, and none of the Other Executive Officers will serve on the board of directors of, or otherwise be in a control relationship with, Parent, the ultimate parent of the surviving corporation, following the merger.

The Other Executive Officers collectively hold less than 0.80% of the outstanding common stock of the Company on a fully diluted basis and no Other Executive Officer individually holds more than 0.35%. While it is expected that some of the Other Executive Officers will be offered the opportunity to invest in Parent, Other Executive Officers are expected to collectively hold less than 1% of the equity interests of Parent (with no individual expected to hold more than 0.1%). Some of the Other Executive Officers are also expected to participate in an option plan, under which they are expected to be granted stock options representing an aggregate of less than 3.5% of the fully diluted equity (with no individual expected to be granted more than 1.35%). Such stock options will be subject to time and/or performance-based vesting requirements. The terms of any such equity investment and stock option grants remain subject to negotiation.

The Company recognizes the Staff’s view that there may be instances where, depending on the particular facts and circumstances of a going private transaction, executive officers of an issuer might be deemed to be engaged in the transaction. The Company notes, however, the Staff’s statement in the CIRP that “an important aspect of the Staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” In this case, based on the facts and circumstances outlined above and consistent with the Staff’s views in the CIRP, we respectfully submit that the Other Executive Officers are not engaging in a going private transaction and, accordingly, should not be required to be included as filing persons in the Amended Schedule 13E-3 in connection with the merger.

2.	We note your incorporation by reference of the information set forth under “Annex A – Agreement and Plan of Merger” in response to the disclosure required under several Items of Regulation M-A, including Items 6(c), 7(d), 8(c), 10(a), 10(c), and 10(d). Where feasible, please consider identifying the relevant section(s) of the Agreement and Plan of Merger that contain the information required by such Items.

Response: The Company takes note of the Staff’s comment and the Amended Schedule 13E-3 has been amended where feasible.

Item 3. of Schedule 13A. Identity and background of Filing Person(s)

3.	Provide the principal business of Getty Investment. See Item 1003(b).

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 128.

4.	Please clarify the disclosure on page 119 of the proxy statement to indicate, if true, that the statement regarding criminal, judicial and administrative proceedings also applies to each of Abe Investment L.P. and Abe Acquisition Corp.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 127.

Item 6. Purpose of the Transaction and Plans or Proposals

5.	Please disclose whether the shares to be obtained in the transaction will be retained, retired, held in treasury, or otherwise disposed of. See Item 1006(b) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 57.

Item 7. Purposes, Alternatives, Reasons and Effects

6.	Discuss the federal tax consequences of the Rule 13e-3 transaction on Getty Images and the filing persons. See Item 1013(d) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page pages 39 and 48.

Item 10. Source and Amounts of Funds or Other Consideration

7.	Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements. See Item 1007(d)(2) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 62.

Item 11. Interest in Securities of the Subject Company

8.	Disclose the information required by Item 1008(a) of Regulation M-A, including the aggregate number and percentage of subject securities that are beneficially owned by each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of such persons.

Response: The Company takes note of the Staff’s comment and Item 11 of the Amended Schedule 13E-3 has been amended accordingly.

Item 13. Financial Statements

9.	The pro forma data set forth in paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A is also required. Please provide it or tell us your basis for not doing so.

Response: Paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A require the presentation of pro forma information only if material. Since the consideration to be received by the Company’s unaffiliated stockholders in the merger consists solely of cash and such stockholders will have no continuing interest in the surviving corporation following the merger, the Company respectfully submits that the resulting capital structure and other pro forma information are not relevant to a stockholder’s decision to adopt the merger agreement. Accordingly, the Company does not believe that such pro forma information is material to such stockholders and has not presented such information in the Amended Proxy Statement.

Exhibit Index

10.	Please include as exhibits the equity commitment letter from the H&F Investors and the equity commitment letter from affiliates of Farallon Capital Management, L.L.C. See Item 1016 of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the equity commitment letter from the H&F Investors and the equity commitment letter from affiliates of Farallon Capital Management, L.L.C. have been included as exhibits to the Amended Schedule 13E-3.

Preliminary Schedule 14A

General

11.	Please fill in the blanks in the proxy statement.

Response: The Company takes note of the Staff’s comment and has filled in as many of the blanks as possible at this time. For example, items based upon the special meeting date can only be filled in once that date has been set.

Summary Term Sheet, page 1

12.	Please revise to specifically state that the board of directors’ determination addresses both substantial and procedural fairness.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 2, 35 and 79.

Questions and Answers About the Merger and the Special Meeting, page 8

13.	We note your statement here and on page 68 that “except as otherwise agreed by Parent and the holder thereof” each of the options will be canceled and converted into the right to receive the payment described in this section. Please clarify the circumstances in which Parent and the holder would determine alternative treatment of such options.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 9 and 69.

Special Factors, page 19

14.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement includes this information in a “Special Factors” section at the beginning of the Amended Proxy Statement, immediately following the Summary and Questions and Answers About the Merger and the Special Meeting sections.

Background of the Merger, page 19

15.	Please provide additional information for the directors’ basis of their view that Stockholder A did not have the equity necessary to independently purchase the Company (page 21).

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 16.

16.	Please provide us with additional information regarding the “perceived lack of enthusiasm” shown by Sponsor D and G (pages 24 and 26). We note that Sponsor D submitted a bid that was equal to or higher than the initial bids submitted by H&F and Sponsor B.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 20 and 21.

17.	Please identify the “other alternatives” discussed by the Independent Directors on November 28, 2007 (page 24), as well as the directors’ reasoning in rejecting such alternatives.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 19. The Company also notes that the Independent Directors did not reject the other alternatives at the meeting on November 28, 2007.

18.	Please tell us, with a view toward disclosure, whether each of Sponsors A, B, E or F provided any reason for its decision not to submit a proposal following the January 22, 2008 communications between such party and Goldman Sachs.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 25 and 26.

19.	We note that all materials prepared by Goldman Sachs in connection with its fairness opinion, including any sensitivity analyses, draft fairness opinions provided to your board of directors and any summaries of presentations made to the Independent Directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document. Each presentation, discussion, or report held with or presented by Goldman Sachs, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all presentations made by Goldman Sachs, including but not limited to such presentations on February 7th, February 10th and February 13th.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 47.

Reasons for the Merger, page 29

20.	We note your statements on page 41 and page 42 that the board of directors considered factors “including” ones contained in your disclosure. Please identify all material reasons supporting the board’s decision.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 37 and 38.

21.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing persons’ fairness determination to address in detail all of the factors listed in Instruction 2. For example, we note that the board of directors either does not address or does not provide sufficient analysis regarding the factors listed in Instruction 2(iv) and (vi). In addition, please note that conclusory statements, such as your brief reference to liquidation value, are insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). If a filing person did not consider one or more of the factors, state that and explain why the factors were not deemed material or relevant.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 39, 51, 54 and 57.

22.	Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the Goldman Sachs fairness opinion addressed fairness with respect to security holders other than the Rollover Stockholders, rather than security holders unaffiliated with the company.

Response: The Company takes note of the Staff’s comment and submits that (a) the security holders of the Company that are unaffiliated with the Company (assuming for this purpose, based on the Staff’s views presented in the CIRP, that officers and directors of the Company are affiliates of the Company) constitute a subset of the larger group of security holders of the Company other than the Rollover Stockholders and (b) the opinion of Goldman Sachs to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than the Rollover Stockholders thus encompasses all of the security holders of the Company that are unaffiliated with the Company. Accordingly, a filing person relying on Goldman Sachs’ opinion to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than the Rollover Stockholders is able to rely on such opinion to determine that the merger consideration is fair, from a financial point of view, to the security holders of the Company that are unaffiliated with the Company.

23.	Please expand your discussion of the procedural fairness of the merger to address Item 1014(d) of Regulation M-A. This comment applies to the fairness discussion of each filing person.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 37, 50, 53 and 56.

Opinion of Our Financial Advisor, page 43

24.	Disclose any instructions or limitations Getty Images’ board of directors provided to Goldman Sachs regarding the fairness opinion. See Item 1015(b)(6) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 47.

25.	For each analysis, please disclose the financial projections that formed the basis for the analysis or include a cross-reference to another location in your proxy statement where the projections are included.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 41-45.

26.	Provide us with a copy of the engagement letter with Goldman Sachs. Also disclose that Goldman Sachs has consented to use of the opinion in the document.

Response: A copy of the engagement letter with Goldman Sachs is being furnished supplementally. The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 47.

27.	Consider disclosing more of the financial analysis in tabular format to assist investors in interpreting results.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 43, 44 and 45.

28.	We note your disclosure that Goldman Sachs and its affiliates have, in the past, provided services to you, your affiliates and other parties to the transaction and their affiliates. Please disclose the compensation received by Goldman Sachs with respect to such relationships. See Item 1015(b)(4) of Regulation M-A.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 46.

Selected Company Analysis, page 45

29.	Provide additional clarification regarding the bases on which the companies used in this analysis were deemed comparable to Getty Images.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 41 and 42.

Illustrative Present Value of Future Stock Price Analysis, page 46

30.	Please explain how Goldman Sachs arrived at the multiples of 10.0x to 16.0x used in this analysis. Describe the basis upon which Goldman Sachs determined to use a 13.35% equity discount rate for this analysis.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 43.

Illustrative Discounted Cash Flow Analysis, page 46

31.	Please explain how Goldman Sachs determined that terminal growth rates of 1% and 3% and terminal multiples of 4.5x and 7.5x were the most appropriate indicators of value. Disclose the industry averages.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 43 and 44.

Illustrative Leveraged Buyout Analysis, page 47

32.	Please explain how Goldman Sachs arrived at the multiples of 5.8x to 7.3x and 4.5x to 7.5x used in this analysis.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 44.

Illustrative Recapitalization Analysis, page 47

33.	Describe the basis upon which Goldman Sachs determined the debt amounts and premiums used in the Case 1 and Case 2 scenarios.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 44 and 45.

Purpose and Reasons for the Merger for Parent, Merger Sub and H&F Fund VI, page 50

34.	The persons discussed in this section are filing persons. Filing persons are required to provide the disclosure regarding their reasons for the merger. Either explain to us what reasonable interpretation exists that would obviate the Item 1013 disclosure requirement or delete the “potential interpretation” language. Please carefully review your document and revise throughout to delete any implication that any filing person does not have to provide disclosure required by Schedule 13E-3.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 49 and 54.

Position of Mark Getty and Getty Investments as to the Fairness of the Merger, page 51

35.	We note your statement that Mr. Getty and Getty Investments did not undertake “a formal evaluation.” Please clarify how your analysis differs from a “formal evaluation.” Absent a “formal evaluation” please explain how the fairness determination was supported by a reasonable basis. This comment applies to the discussions provided by other filing persons.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 49, 52 and 55.

36.	Please revise your disclosure to separately address procedural and substantive fairness. This comment applies to the discussions provided by other filing persons.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 50, 51, 52, 53, 55 and 56.

Financing of the Merger, page 60

37.	Describe the relationship, if any, of Farallon Capital Management, L.L.C. to any of the parties to the merger agreement. It appears that one of the members of Hellman & Friedman Capital Partners VI, L.P. (Thomas Steyer) is a member of Farallon.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 60 and 61.

Material United States Federal Income Tax Consequences, page 62

38.	Please eliminate the language that the discussion is “for general information only.” We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 63.

Governmental and Regulatory Approvals, page 74

39.	Disclose when management anticipates receiving approval of the German Federal Cartel Office.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 4, 67, 75 and 97.

Merger Agreement

Conditions to the Completion of the Merger, page 94

40.	Your disclosure suggests that the material conditions to the merger may be waived by the parties. Disclose whether it is the intent of Getty Images’ board of directors to re-solicit shareholder approval of the merger if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to stockholders materially misleading.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 103.

Where You Can Find More Information, page 121

41.	Note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 131.

* * * *

The Company, on behalf of itself and the other Filing Persons, confirms that (a) each Filing Person is responsible for the adequacy and accuracy of the disclosure in each filing with respect to such Filing Person, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing and (c) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me at (650) 802-3020 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Craig W. Adas
Craig W. Adas
Weil, Gotshal & Manges LLP

cc:	John Lapham, Getty Images, Inc.
Sarah Solum, Davis Polk & Wardwell
Brian Stadler, Simpson Thacher & Bartlett LLP